082-03023

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

March 3, 2008

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. [illegible]

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

dlw 3/13

File No. 82-4991

GOLDEN HOPE MINES LIMITED NEWS

Golden Hope Acquires Property with High Grade Historical Results: Adding to Existing Serpentinite Targets in Quebec

Historical results show gold values from 0.1 to 21g/t associated with serpentinite target

Toronto, Ontario – March 3, 2008 – Golden Hope Mines Ltd. (TSX-V: GNH / PK: GOLHF) is pleased to announce the acquisition of a 100% interest in a new property as part of the company's Bellechasse project south of Quebec City.

The property is contiguous to other claims already staked by Golden Hope and together cover 80% of a large serpentinite body with which the known mineralization is associated.

The property was most recently explored in the late 1980s and in 1998-2000. During the latter program, grab samples taken from trenches returned assays that ranged from 0.11 to 21.0 g/t gold. Some assay results for samples taken from the prospect during the last program are tabulated below (see Table 1).

A March 2000 report on the property by Daniel Duplessis, M.Sc., available in the assessment files of the Quebec Ministry of Natural Resources, concludes the mineralized zone has strong gold content and its host rocks can be followed easily. It also states that this favourable geological setting could continue for kilometers.

This serpentinite target is one of 10 recently staked by Golden Hope as part of the Bellechasse project. The intrusive exposed on La Gemme D'or Enr. claims has a distinct magnetic signature that extends for approximately 25 km. (ref. map at www.goldenhopemines.com).

"These historical assay results demonstrate the potential for gold mineralization in the serpentinite bodies of the Bellechasse project," said Louis Hoël, President of Golden Hope. "This exceptional environment provides us with multiple exploration targets and outstanding potential."

Sample Number	Grade (g/t Gold)
42601	**0.704**
42602	**2.367**
42603	**9.787**
42604	**3.167**

42605	**9.551**
42606	**1.976**
42607	**1.751**
42608	**0.986**
42609	**0.110**
42610	**2.703**
42611	**14.59**
42612	**5.283**
42613	**0.809**
42614	**21.01**
42615	**5.951**

Table 1 – Assay results for Gemme D'or Property

The property, comprising eight claims, was acquired from La Gemme D'or. Terms consisted of:

- $25,000 in cash;
- 200,000 shares of Golden Hope (shares at $0.22 each);
- 200,000 shares of Golden Hope on December 31, 2008 at the prevailing price at that time.

Serpentinite Program: Priority Exploration Targets For 2008

The Golden Hope technical team decided in late 2007 to stake selected ultrabasic bodies, many of which have been altered to serpentinite. These bodies are located within the Bellechasse mineralized belt.

The team has prior experience exploring and mining mineral deposits related to similar intrusives. Although nickel, cobalt, copper and platinum group metals are commonly associated with such ultrabasic rocks, the 2008 exploration program will focus primarily on investigating the potential for gold deposits.

The company will aggressively explore targets during the accelerated 2008 work program, with the objective of defining mineralized gold zones.

The company has a total of 1,114 claims (including the new acquisition) in the Bellechasse-Chaudière area covering 47,837 Ha (118,205 acres).

In its recent Survey of Mining Companies 2007/2008, the Fraser Institute rated Quebec as having the best policy environment in the world for investment.

James E. Tilsley, P.Eng is acting as the qualified person (QP) for Golden Hope in compliance with National Instrument 43-101 and has reviewed the technical contents of this release.

About Golden Hope

Golden Hope Mines Limited is a mineral exploration company that seeks to grow shareholder value through the acquisition, exploration and development of potentially large-scale gold, silver and base metal projects suitable for underground and/or open-pit mining. The company's two areas of interest are located in Quebec, Canada and Maine, U.S. The Bellechasse gold project in Quebec includes the Timmins and Ascot gold zones, the Coucou volcanic target and a number of newly claimed serpentinite bodies.

Contact Information

Louis Hoël
President
Golden Hope Mines Ltd.
Tel: 416-365-3509
Fax: 416-864-0175
info@goldenhopemines.com

John Vincic
Executive Vice President, Investor Relations
Barnes McInerney Inc.
Tel: 416-367-5000 ext. 249
Fax: 416-367-5390
jvincic@barnesmcinerney.com

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Factors that could cause actual results to differ materially from those in forward-looking statements. These include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the company, investors should review registered filings at www.sedar.com.

www.goldenhopemines.com

END